Exhibit 99.1

News release

Biofrontera enrolls first patient to phase IIb clinical study evaluating Ameluz® / BF-RhodoLED® for moderate to severe acne

Leverkusen, Germany, December 13, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, is pleased to announce that it has commenced patient enrollment to its phase IIb study to evaluate the safety and efficacy of Ameluz® in combination with the red-light lamp BF-RhodoLED® in the treatment of moderate to severe acne with photodynamic therapy (Ameluz®-PDT).

“We believe that Ameluz-PDT has the potential to expand the treatment options for millions of people suffering from moderate to severe acne in the US,” says Biofrontera AG’s CEO Hermann Lübbert. “Our focus remains on expanding the FDA-approval of Ameluz® to include additional indications, thereby unlocking the full treatment and market potential of Ameluz®.”

The multicenter, randomized, double blind phase II study with four arms uses conventional Ameluz®-PDT and includes 126 adult patients suffering from moderate to severe acne, which will be treated with Ameluz®-PDT or placebo. Efficacy and safety of Ameluz®-PDT will be tested with respect to incubation periods of one and three hours compared to placebo. The primary endpoint of the study is the absolute change in the number of inflammatory lesions and an improvement in symptoms. To ensure collection of highly consistent data across all participating sites, the study will combine clinical assessments performed by the physicians conducting the study with a cutting-edge, FDA-approved, artificial intelligence analysis platform that will provide a lesion count along with a severity assessment. A total of seven sites are participating in the study.

Ameluz® together with the PDT-lamp series comprising the BF-RhodoLED® and the new model RhodoLED® XL is being marketed by Biofrontera Inc, a US-based affiliate of Biofrontera AG under an exclusive license and supply agreement for the United States.

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Biofrontera AG

Anke zur Mühlen, Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

News release

The Germany-based company develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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